Mail Stop 3561

December 22, 2005

Daniel M. O`Donnell, President
  and Chief Executive Officer
InterSearch Group, Inc.
222 Kearny Street, Suite 550
San Francisco, CA 94018

      Re:	InterSearch Group, Inc.
		Registration Statement on Form SB-2
      Filed November 23, 2005
		File No. 333-129937

Dear Mr. O`Donnell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page
1. On the facing page, please add a sentence indicating that your shares of common stock are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of
Publicly Available Telephone Interpretations (July 1997) and Form
S-1
to review the disclosure that you should include.

Prospectus Cover Page
2. Please remove the reference to the trading price of your common stock from the cover page because your common stock trades in the Pink Sheets. Item 501(a)(4) of Regulation S-B requires disclosure of information regarding any national securities exchange or the Nasdaq
Stock Market and not information regarding trading in the Pink
Sheets.

Prospectus Summary, page 1
3. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. For example, you should remove the "Industry Overview" and "Our Strategy"
sections from the summary since they also appear in the business section. The summary is only intended to provide a brief snapshot of the offering.  See Instruction to Item 503(a) of Regulation S-B.
4. Please delete the multiple references throughout the document to
the consulting services that you provide to a variety of Fortune
500
companies. Where you discuss these companies, please disclose the number of these companies for whom you provide services, and quantify the percentage of your revenues represented by consulting services.
You should clarify that Legent Clearing LLC is a related party.
5. Please explain the nature of the services offered on your www.irs.com website, and the manner in which online users typically locate this website.

Summary Financial Data, page 5
6. Please revise your summary table on page 6 to reflect pro forma income taxes and earnings per share (EPS) as if you were a C-Corp for all periods presented. Your discussion of results of operations in other sections of your filing should be similarly revised for consistency. We note that you provide the pro forma income tax and
EPS disclosures in your audited financial statements.

Risk Factors, page 7
7. In your risk factor section please consider disclosure about your relationship with Yahoo!. It appears that a Yahoo! subsidiary is one of your primary advertising network partners, but that Yahoo! is also one of your principal competitors.
8. Please prominently discuss the risk of not being able to complete the DotCom acquisition among the first several risk factors in the document, and disclose the amount of assets and revenues attributable to that acquisition.

Two of our advertising network partners have provided..., page 8
9. Please disclose the duration of the agreements that you have with
Ask Jeeves and the Yahoo! Subsidiary. Please file these agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

If we do not maintain and grow a critical mass..., page 9
10. Please discuss the nature of your relationship with your advertising and distribution partners. Please clarify whether you have entered into any partnership agreements with any of these entities.

We may need additional funding to meet our obligations..., page 9
11. Your risk factor heading indicates that you "may" need additional funding to meet obligations; however, the paragraph describing the risk indicates that you will require additional funding. Please reconcile to indicate whether you will definitely require funding or whether there is a remote chance that additional funding would be required.

We rely on third party technology..., page 11
12. Please consider indicating whether your server and hardware providers have backup plans in case of failures.

New rules, including those contained in and issued under the Sarbanes-Oxley..., page 15
13. Your risk factors should detail risks that are unique to you or unique to your industry. The risk that you discuss in this section does not seem to be risk that would be considered unique to you. Please revise or remove. Please also consider this comment for the risk factor labeled "If we fail to maintain an effective system of internal controls..."

If the ownership of our common stock..., page 19
14. This particular risk factor indicates that officers, directors and their affiliates beneficially owned 51% of the outstanding shares of common stock. In the risk factor entitled "Future sales of shares of our common stock..." on page 20, you indicate that 22,684,700 of the 25,191,157 shares outstanding are held by officers, directors and other affiliates. Your risk factor on page 20 would seem to indicate that officers, directors and other affiliates hold 90% of the outstanding securities instead of 51%. Please reconcile.

Use of Proceeds, page 21
15. Please disclose the amount of proceeds you would raise if the warrants were exercised.

Management`s Discussion and Analysis, page 24

Overview, page 24
16. Please revise your overview section to provide a balanced, executive level discussion of the most important matters on which your management focuses in evaluating financial condition and operating performance. Consider including disclosure of key operating indicators on which management focuses in assessing the business. For example, to the extent management analyzes the following data, you should consider disclosing the number of click throughs, the amount of the click-through fees, and the amount of fees you receive for searches. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 34
17. Please indicate the identity of the finder for the DotCom Corporation acquisition and how the finder`s fee will be paid.
18. In the second to last paragraph on page 34, you indicate that you should have sufficient cash, cash equivalents, short-term investments and cash from operations to fund your anticipated levels of operations through the next twelve months "Except as described above." Please remove the qualification from your analysis and make a determination about your ability to fund anticipated levels of operations through the next year in light of all anticipated expenditures. We also note that certain of the payments for the DotCom acquisition appear to be required pursuant to a settlement agreement contained in Exhibit 10.13. Please fully describe the litigation and settlement of this case.
19. Please revise your disclosures to clarify how you plan to satisfy all of your obligations and fund your anticipated levels of operations for the next 12 months. In this regard, your discussion should also include how you plan to pay the finder`s fee in connection with the DotCom acquisition and repurchase of the escrow shares.

Audit Committee, page 48
20. Please tell us whether you have a financial expert on the audit committee. See Item 401(e) of Regulation S-B.

Executive Compensation, page 48
21. Please provide the disclosure required by Item 402(c) and (d) of
Regulation S-B.

Certain Relationships and Related Transactions, page 54
22. Please disclose whether each of these transactions is on terms comparable to those you could have obtained from an unaffiliated third party.
23. With respect to the disclosure in the fourth paragraph, please advise us of the amounts of the loans that are currently outstanding.

Registering Shareholders, page 57
24. Please label this section as "Selling Shareholders."
25. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
26. If the selling shareholder is an affiliate of a broker-dealer, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for the selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.
27. Please identify Barron Partners and any of your affiliates that are selling shareholders as underwriters or provide us with your analysis as to why they should not be identified as underwriters. We note that Barron recently acquired the shares that you are registering on its behalf and that the shares being offered represent a substantial amount of the shares outstanding.
28. We note that some of the selling stockholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. See Telephone Interpretation 4S in the Regulation S-K section of the March 1999 Telephone Interpretation Manual. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Description of Securities, page 58
General
29. Please do not refer to state statute, your articles or bylaws in this section or qualify by the entirety. Instead, explain the salient points of the securities as required.
30. The statement that all shares of common stock are or will be "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Please attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

Plan of Distribution, page 62
31. Please disclose that there will be no short sales of common stock using shares to be registered on this registration statement prior to effectiveness of the registration statement.

Financial Statements

General
32. We note on page 40 that you acquired relationships with direct advertisers, such as H&R Block and Intuit, for listings on the www.irs.com website property. Tell us what consideration you gave to
SFAS 142 in accounting for such relationships.

Independent Auditors` Reports
33. Please amend your filing to include revised auditors` reports, which refer to "the standards of the Public Company Accounting
Oversight Board (United States)," instead of "the auditing
standards
of ...."  See paragraph B2 of PCAOB Auditing Standard No. 1.

Consolidated Statements of Operations, page F-3
34. Please revise to provide a reconciliation of earnings per basic and diluted share on either the face of the statements of operations, or in a footnote. See paragraph 40 of SFAS 128.

Note 2.  Merger and Acquisitions, page F-11
35. Please explain the nature of the "specifically identifiable intangible assets" acquired, as disclosed on page F-12. Tell us the useful lives of each type of asset acquired and how you determined that it was appropriate to group the acquired assets for amortization purposes. Please tell us the appraisal value assigned to each identifiable intangible you acquired.

Note 8.  Stock Compensation and Warrants, page F-16
36. Please tell us what consideration you gave to reflecting the warrants to purchase common shares purchased by Barron Partners as a mark-to-market derivative liability in accordance with EITF 00-19 and
SFAS 133. In particular, help us understand your evaluation of the literature with respect to the registration rights agreement, which requires that you achieve an effective registration statement and that effectiveness be maintained for a minimum period of time. Since neither of these two conditions is within your control, EITF 00-19 would presume settlement in unregistered shares, which would trigger liquidated damages. Although the registration rights agreement states that the liquidated damages are not a penalty, since the damages may extend up to two years at a 20% per annum rate it appears to us that the potential damages would be too significant to be considered compensation for the fair value differential between registered and unregistered shares. In substance, the liquidated damages clause represents a penalty clause. Please provide a detailed response, which addresses our concerns, and includes reference to specific literature supporting your accounting.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2
37. Please indicate whether one of the transactions listed was for the DotCom acquisition.
38. Please tell us the expense recognized, if any, in connection with issuances of securities at a price below the proposed offering price within the 12 months preceding the date of your filing.

Exhibits
39. Please file all exhibits, including your legal opinion, as soon as practicable so that we may have time to review them before you request effectiveness of your registration statement.

Item 28. Undertakings, page II-5
40. Please revise your undertakings section to include all of the required undertakings. You should include the undertakings required by Item 512(a), (e) and (g) of Regulation S-B.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tatanisha Henderson, Staff Accountant, at
(202)
551-3322 or George Ohsiek, Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Ellie Quarles, Special Counsel, at (202) 551-3238,
or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director

Cc:	Carolyn Long
	Foley & Lardner LLP
	Fax: (813) 221-4210
??

??

??

??

Daniel O'Donnell
InterSearch Group, Inc.
December 22, 2005
Page 10